

October 19, 2010

Toni S. Matthews
Chief Financial Officer
Gateway Tax Credit Fund III Ltd.
880 Carillon Parkway
St. Petersburg, FL 33716

> **Re:** **Gateway Tax Credit Fund III Ltd.**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2010**
> **Filed July 1, 2010**
> **File No. 000-21762**

Dear Ms. Matthews:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2010

Financial Statements

General

1. Based on your disclosure on pages 5 and 54, it appears that you have significant subsidiaries that are not consolidated. Please tell us how you have complied with Rule 3-09 of Regulation S-X, or tell us how you determined it was not necessary to provide separate financial statements for these subsidiaries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief